SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces Fourth Quarter and Full Year 2008 Financial Results; dated February 24, 2009

2.	Press release: STARLIMS to Introduce STARLIMS® Electronic Notebook at PITTCON 2009; dated February 24, 2009

ITEM 1

STARLIMS Announces Fourth Quarter and Full Year 2008 Financial Results

Hollywood, Florida, February 24, 2009 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced financial results for the fourth quarter and full fiscal year 2008 ended December 31, 2008.

Total revenue for the fourth quarter of 2008 was $7.0 million, an increase of 4.5% from the $6.7 million reported in the fourth quarter of 2007. Product revenue for the fourth quarter of 2008 was $4.1 million, an increase of 2.5% from $4.0 million reported in the same period a year ago. Services revenue for the fourth quarter of 2008 was $2.9 million, up 7.6% from the $2.7 million reported in the same period a year ago.

Revenue for the full year of 2008 was $25.2 million, a 6.2% increase compared to $23.8 million for the full year of 2007. Product revenue for 2008 was $15.5 million, an 11.3% increase compared to $13.9 million for 2007. Services revenue for 2008 was $9.8 million, down 1.1% compared to $9.9 million for 2007.

“During the past year, we have expanded our solutions in order to increase our market opportunity, which we believe is especially important during this challenging economic environment. The release of our scientific data management (SDMS) solution and the upcoming release of our electronic notebook (ELN), are very significant steps towards our goal of integrating all laboratory data and information into a single web based solution, and providing the means to manage a wide range of analytical processes and workflows,” said Itschak Friedman, CEO of STARLIMS. “This, combined with our ongoing efforts to expand our geographic presence, opens up new avenues for long-term growth.”

GAAP operating income for the fourth quarter of 2008 was $748,000 or 10.7% of revenue, compared to GAAP operating income $605,000 or 9.0% of revenue for the fourth quarter of 2007. GAAP net income for the fourth quarter of 2008 was $673,000, or $0.08 per diluted share, compared to GAAP net income of $981,000, or $0.11 per diluted share, for the fourth quarter of 2007. GAAP operating income for the full year of 2008 was $2.4 million or 9.6% of revenue, compared to $3.8 million or 16.2% of revenue for the full year of 2007. GAAP net income for 2008 was $2.9 million, or $0.33 per diluted share, compared to GAAP net income of $4.5 million, or $0.57 per diluted share, for of 2007.

Non-GAAP operating income for the fourth quarter of 2008 was $907,000 or 13.0% of revenue, compared to $687,000 or 10.3% of revenue for the fourth quarter of 2007. Non-GAAP net income for the fourth quarter of 2008 was $780,000, or $0.09 per diluted share, compared to non-GAAP net income of $1.0 million, or $0.12 per diluted share, for the fourth quarter of 2007. Non-GAAP operating income for the full year of 2008 was $3.0 million or 11.7% of revenue, compared to $4.3 million or 17.9% of revenue for the full year of 2007. Non-GAAP net income for 2008 was $3.2 million, or $0.37 per diluted share, compared to non-GAAP net income of $4.8 million, or $0.61 per diluted share, for 2007.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP income from operations and net income for the fourth quarter and full fiscal year of 2008 and 2007.

Cash, cash equivalents, deposits and marketable securities amounted to $30.8 million on December 31, 2008, compared to $35.1 million on December 31, 2007. The Company generated $2.2 million in cash flow from operations for all of 2008.

“We have a very strong product portfolio and balance sheet and believe that even in these tough economic times, we can leverage these strengths to continuously improve our market position. In 2009, our goal is to incrementally expand operating margins from prior year levels. We believe we are well positioned to do this primarily through service margin improvement and ongoing cost containment,” said Chaim Friedman, chief financial officer of STARLIMS.

Update to Stock Repurchase Program

STARLIMS purchased an aggregate of 326,308 common shares since the commencement of its stock repurchase program in February 2008, at a cost of $1.9 million, with an average price per share of $5.95.

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Our management believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Our management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of its fourth quarter and full fiscal year 2008 financial results conference call on Tuesday, February 24, at 8:30 a.m. Eastern Standard Time (15:30 Israeli time). The listen-only webcast can be accessed from the Investor Relations page of the Company’s web site at http://www.starlims.com. Those interested in participating in the question and answer session should dial (303) 262-2139.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the Company’s website, at http://www.starlims.com starting at 11:00 a.m. on Tuesday, February 24, 2009

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	December 31,
	2007	2008
	Audited	Unaudited

ASSETS
Current Assets
Cash and cash equivalents	31,704	21,942
Short-term deposits	-	1,191
Restricted short-term deposits	195	338
Marketable securities	1,012	5,686
Accounts receivable (net of allowance
for doubtful accounts of $192 and $238, respectively)	9,215	10,341
Other current assets	1,667	2,891

Total current assets	43,793	42,389

Long-Term Assets
Marketable securities - held-to-maturity	2,206	1,608
Other long-term assets	564	949
Fixed assets, net	1,601	1,416
Goodwill	1,326	2,227
Other assets, net	37	213

Total long-term assets	5,734	6,413

Total assets	49,527	48,802

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable	201	934
Deferred revenues	2,276	2,876
Other current liabilities and accrued expenses	2,291	2,228

Total current liabilities	4,768	6,038

Long-Term Liabilities
Long-term deferred revenues	68	251
Accrued severance pay	52	19
Deferred taxes	841	483

Total long-term liabilities	961	753

Shareholders' Equity
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares; issued 9,994,544 and 9,997,919 shares, respectively ; outstanding 8,724,675 and 8,407,742
shares, respectively	3,151	3,152
Additional paid-in capital	30,893	31,355
Accumulated other comprehensive income	260	(27)
Retained earnings	12,267	12,198
Treasury stock, at cost - 1,269,869 and 1,590,177 ordinary shares, respectively	(2,773)	(4,667)

Total shareholders' equity	43,798	42,011

Total liabilities and shareholders' equity	49,527	48,802

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

	Year ended		Three Months Ended
	December 31,		December 31,
	2007	2008	2007	2008
	Audited	Unaudited	Audited	Unaudited

Revenues
Software licensing	$10,656	$10,238	$3,129	$2,672
Maintenance	3,241	5,234	910	1,466

Total product revenues	13,897	15,472	4,039	4,138
Services	9,878	9,770	2,652	2,853

Total revenues	23,775	25,242	6,691	6,991

Cost of revenues
Cost of products	374	409	348	118
Cost of services	8,095	9,137	2,304	2,448

Total cost of revenues	8,469	9,546	2,652	2,566

Gross profit	15,306	15,696	4,039	4,425

Operating expenses
Research and development	2,872	3,408	822	818
Selling and marketing	5,792	6,299	1,814	1,805
General and administrative	2,799	3,573	798	1,054

Total operating expenses	11,463	13,280	3,434	3,677

Operating income	3,843	2,416	605	748

Financial income, net	1,551	1,050	629	62

Income before income taxes	5,394	3,466	1,234	810

Income tax expense	885	589	253	137

Net income	$4,509	$2,877	$981	$673

Basic earnings per share	$0.58	$0.33	$0.11	$0.08

Weighted average number of ordinary shares used in
computing basic earnings per share	7,799,583	8,591,614	8,723,574	8,493,138

Diluted earnings per share	$0.57	$0.33	$0.11	$0.08

Weighted average number of ordinary shares used in computing diluted earnings per share	7,897,036	8,713,394	8,827,487	8,673,226

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

	Year ended		Three Months Ended
	December 31,		December 31,
	2007	2008	2007	2008
	Audited	Unaudited	Audited	Unaudited

Revenues
Software licensing	$10,656	$10,238	$3,129	$2,672
Maintenance	3,241	5,234	910	1,466

Total product revenues	13,897	15,472	4,039	4,138
Services	9,878	9,770	2,652	2,853

Total revenues	23,775	25,242	6,691	6,991

Cost of revenues
Cost of products	374	409	348	118
Cost of services	8,066	8,994	2,283	2,412

Total cost of revenues	8,440	9,403	2,631	2,530

Gross profit	15,335	15,839	4,060	4,461

Operating expenses
Research and development	2,849	3,349	807	799
Selling and marketing	5,569	6,042	1,771	1,731
General and administrative	2,660	3,493	795	1,024

Total operating expenses	11,078	12,884	3,373	3,554

Operating income	4,257	2,955	687	907

Financial income, net	1,551	1,050	629	62

Income before income taxes	5,808	4,005	1,316	969

Income tax expense	976	770	282	189

Net income	$4,832	$3,235	$1,034	$780

Basic earnings per share	$0.62	$0.38	$0.12	$0.09

Weighted average number of ordinary shares used in computing basic earnings per share	7,799,583	8,591,614	8,723,574	8,493,138

Diluted earnings per share	$0.61	$0.37	$0.12	$0.09

Weighted average number of ordinary shares used in computing diluted earnings per share	7,897,036	8,713,394	8,827,487	8,673,226

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENT OF INCOME

	Year ended		Three Months Ended
	December 31,		December 31,
	2007	2008	2007	2008
	Audited	Unaudited	Audited	Unaudited

GAAP total Cost of revenues	8,469	9,546	2,652	2,566
Stock based compensation expenses	(29)	(143)	(21)	(36)

NON-GAAP total cost of revenues	8,440	9,403	2,631	2,530

GAAP Research and Development expenses	2,872	3,408	822	818
Stock based compensation expenses	(23)	(59)	(15)	(19)

NON-GAAP Research and Development expenses	2,849	3,349	807	799

GAAP Selling and marketing expenses	5,792	6,299	1,814	1,805
Stock based compensation expenses	(123)	(257)	(43)	(74)
Issuance related expenses	(100)	-	-	-

NON-GAAP Selling and marketing expenses	5,569	6,042	1,771	1,731

GAAP General and administrative expenses	2,799	3,573	798	1,054
Stock based compensation expenses	(9)	(25)	1	(5)
Issuance related expenses	(99)	-	-	-
Amortization of purchased intangible assets	(31)	(55)	(4)	(25)

NON-GAAP General and administrative expenses	2,660	3,493	795	1,024

GAAP total tax expenses	885	589	253	137
Stock based compensation expenses	70	181	29	52
Issuance related expenses	21	-	-	-

NON-GAAP total tax expenses	976	770	282	189

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended		Three Months Ended
	December 31,		December 31,
	2007	2008	2007	2008
	Audited	Unaudited	Audited	Unaudited

CASH FLOWS - OPERATING ACTIVITIES
Net income	$4,509	$2,877	$981	$673

Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation and amortization	510	593	141	174
Stock-based compensation	177	488	80	139
Loses (gains) related to marketable securities	(326)	(79)	(286)	78
Increase (decrease) in accrued severance pay	20	(33)	(3)	(59)
Deferred income taxes	(732)	(452)	(142)	(90)
Capital loss from sales of fixed assets	8	2	8	-
The effect of exchange rate changes	(241)	54	(441)	203
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(30)	(834)	30	(989)
Increase (decrease) in allowance for doubtful accounts	(99)	46	(49)	30
Decrease (increase) in other current assets	75	(613)	41	(5)
Increase (decrease) in trade accounts payable	(182)	509	(281)	204
Increase in deferred revenues	395	784	70	127
Increase (decrease) in other current liabilities	47	(1,132)	1,043	943

Net cash provided by (used in) operating activities	4,131	2,210	1,192	1,428

CASH FLOWS - INVESTING ACTIVITIES
Investments in marketable securities	(740)	(4,761)	(33)	(4,174)
Proceeds from sale of marketable securities	1,563	703	(576)	111
Investment in held-to-maturity marketable securities	(1,706)	(428)	(102)	-
Proceeds from redemption of held-to-maturity securities	1,685	466	1,685	466
Investments in restricted deposits, net	(101)	(1,245)	(146)	(1,286)
Loans to employees, net	(64)	(281)	46	(159)
Purchase of fixed assets	(523)	(374)	(101)	(91)
Proceeds from sale of fixed assets	10	11	10	-
Acquisition of subsidiary, net of cash acquired	-	(950)	-	(32)
Acquisition of activity, net of cash acquired	-	(75)	-	(25)

Net cash provided by (used in) investing activities	124	(6,934)	783	(5,190)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from issuing of shares, net of issuance expenses	26,785	(26)	146	-
Proceeds from sale of treasury stock	-	-	-	-
Purchase of treasury stocks by the company	(93)	(1,943)	(13)	(394)
Proceeds from sale of treasury stock against exercise of options	17	49	8	-
Dividends paid	(1,914)	(2,918)	-	-

Net cash provided by (used in) financing activities	24,795	(4,838)	141	(394)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	115	(200)	96	(134)

Increase (decrease) in cash and cash equivalents	29,165	(9,762)	2,212	(4,290)

Cash and cash equivalents at the beginning of the period	2,539	31,704	29,492	26,232

Cash and cash equivalents at the end of the period	$31,704	$21,942	$31,704	$21,942

NOTE 1 – SEGMENTAL DISCLOSURE

        Revenues by geographical areas

	Year ended		Three Months Ended
	December 31,		December 31,
	2007	2008	2007	2008
	Audited	Unaudited	Audited	Unaudited

North America	$16,094	$17,203	$3,746	$3,863
Latin America	1,987	956	242	205
Europe	3,235	3,089	1,648	697
Asia	2,110	3,800	947	2,165
Israel	349	194	108	61

	$23,775	$25,242	$6,691	$6,991

NOTE 2 – Treasury Stock

In February 2008, the Company adopted a stock repurchase program, allowing it to repurchase up to $2,000,000 worth of Company’s ordinary shares over a period of 18 months in the open market, at times and prices that management considers appropriate, taking into account prevailing market conditions and other corporate considerations.

As of December 31, 2008, the Company had repurchased 326,308 of its ordinary shares under the program at a total purchase price of approximately $1,943,000, or an average price per share of $5.95.

ITEM 2

STARLIMS to Introduce STARLIMS® Electronic Notebook at PITTCON 2009
Latest Addition to the STARLIMS Unified Lab Informatics Platform is Ideal for Highly Regulated Environments

HOLLYWOOD, Fla., February 24, 2009 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced that it is adding Electronic Laboratory Notebook (ELN) functionalities to its comprehensive offerings for laboratory informatics. STARLIMS® Electronic Notebook will be launched at the upcoming Pittsburgh Conference (PITTCON 2009, McCormick Place, Chicago, March 9-13).

Electronic Data Acquisition Boosts Data Integrity and Availability
STARLIMS Electronic Notebook eliminates the need to maintain cumbersome and inefficient paper notebooks, enabling labs to record data in electronic format from the first moment it is created. Lost data and transcription errors are therefore minimized; data storage and retrieval are streamlined; and information is disseminated as soon as it is created.

Standard Operating Procedure (SOP) Compliance; Designed for GxP Environments
“STARLIMS Electronic Notebook is ideal for highly regulated environments, such as laboratories working under GxP,” said Itschak Friedman, president and CEO of STARLIMS. “It is a powerful tool to organize and manage information from both routine and non-routine tasks. In addition, organizations can tightly control the actions and sequence of those tasks as defined in Standard Operating Procedures.”

STARLIMS Electronic Notebook maps each of the steps defined in a SOP to an electronic worksheet– which ensures that all the required information is recorded, validated and carried out in strict compliance with the prescribed method. The result is a complete electronic record detailing each step in the analytical procedure, together with all the required supporting information (e.g., the materials, personnel, instruments and calculations employed in the process).

Converged Informatics
STARLIMS Electronic Notebook is part of an integrated solution that includes LIMS and SDMS. As an entirely web-based application, STARLIMS provides immediate access to data and supporting documentation, for any authorized user enterprise-wide. There is no need to maintain multiple computing platforms, applications or costly interfaces – nor to train users on the configuration, synchronization and usage of multiple systems. Depending on its specific priorities, each lab can select which components to implement first, and add functions as needed.

“Isolated laboratory technologies are progressing toward a vision of ‘converged informatics’ eliminating the traditional architectural distinctions between LIMS, ELN, and SDMS,” said Michael H Elliott, CEO of informatics market research firm Atrium Research. “Users are increasingly demanding a holistic approach to workflow automation to minimize the challenges associated with custom integration of silo data repositories. With the addition of their ELN component, STARLIMS is the first major LIMS provider to deliver a systemic solution.”

Another Step in Long-Range Vision: Unified Lab Informatics Platform over the Web
“STARLIMS’s vision is to integrate all the information a laboratory creates into a single, web-based platform, while providing the means to manage a wide range of laboratory processes and workflows. Following this strategy, we launched an entirely web-based LIMS already in 2006, and are regularly adding strategic capabilities to that powerful web-based platform,” said Friedman. “At PITTCON 2008 we introduced STARLIMS SDMS, an integrated Scientific Data Management System solution capable of parsing and managing unstructured data together with structured (LIMS) data. Leveraging these two technologies, we were able to create STARLIMS Electronic Notebook, another step in creating a unified platform for the paperless laboratory,” he added.

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: February 24, 2009